 Eisai Co., Ltd. 6-10, Koishikawa 4 chome Bunkyo-ku, Tokyo 112-8088 JAPAN
Telephone: (03) 3817- Fax: (03) 3811-

July. 11, 2005

Securities and Exchange Commission
Office of International Corporate Finance
Room 3117(Mail Stop 3-9)
450 Fifth Street, N.W.
Washington D.C. 20549


05009707

EISAI CO., LTD. (File No. 82-4015)

SUPPL

Dear Sir/Madam:

Enclosed please find materials submitted pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

In order to confirm receipt of the enclosed materials, would you kindly stamp the attached copy of this letter and return it in the enclosed pre-addressed, postage-paid envelope.

Thank you for your attention to this matter.

Very truly yours,

Ryohei Yanagi
Director,
Finance Department
Eisai Co., Ltd.

#000010-10 ZAB 200 U

July 1, 2005

Listed Stock Name	Eisai Co., Ltd.
President & CEO:	Mr. Haruo Naito
Headquarters:	4-6-10 Koishikawa, Bunkyo-ku, Tokyo
Securities Code:	4523
Listed Locations:	First Sections of the Tokyo Stock Exchange & the Osaka Securities Exchange
Inquiries:	Mr. Hiroyuki Mitsui Vice President Corporate Communications Phone: +81-3-3817-5085

Notice Concerning Stock Options (Stock Acquisition Rights)
Including the Amount Paid In Upon the Exercise of Stock Options

The amount paid in upon the exercise of Stock Acquisition Rights ("Shinkabu Yoyaku-Ken" under the Japanese Commercial Code) based on the resolution by the Board of Directors Meeting held on June 24, 2005 has been determined today and the outline described as follows:

1. Issuing date of Stock Acquisition Rights: July 1, 2005

2. Type and number of shares to be used for Stock Acquisition Rights:
   262,000 common shares of the Company
   (one stock option is equivalent to 100 common shares)

3. Total number of Stock Acquisition Rights: 2,620 Stock Acquisition Rights

4. Amount paid in upon the exercise of Stock Acquisition Rights:
   For each Stock Acquisition Rights ¥382,000. (For each shares ¥3,820)
   (The amount paid in per share is the closing price of the issuing date (July 1, 2005)).

5. Total amount of common shares to be issued or transferred by the exercise of Stock Acquisition Rights: ¥1,000,840,000

6. Amount to be incorporated into capital out of the issued amount in the event of issuance of common shares by exercising Stock Acquisition Rights:
   For each share ¥1,910

(Note)

1. Date of resolution by the Board of Directors' Meeting for proposing such agenda to the General Shareholders' Meeting: May 16, 2005

2. Date of resolution by the General Shareholders' Meeting: June 24, 2005

June 24, 2005

Listed Stock Name	Eisai Co., Ltd.
President & CEO:	Mr. Haruo Naito
Headquarters:	4-6-10 Koishikawa, Bunkyo-ku, Tokyo
Securities Code:	4523
Listed Locations:	First Sections of the Tokyo Stock Exchange & the Osaka Securities Exchange
Inquiries:	Mr. Hiroyuki Mitsui Vice President Corporate Communications Phone: +81-3-3817-5085

Notice on Allotment of Stock Options (Stock Acquisition Rights)

The Board of Directors of Eisai Co., Ltd. (hereinafter referred to as "Company") resolved at a meeting on June 24, 2005 the issuance of Stock Acquisition Rights ("Shinkabu Yoyaku Ken" under the Japanese Commercial Code), pursuant to the Articles 280-20, 280-21 of the Japanese Commercial Code and under the resolution by the Ordinary General Meeting of Shareholders. The details are as follows:

1. Name of Stock Acquisition Rights
   The fourth Stock Acquisition Rights of Eisai Co., Ltd.

2. Type and Number of Shares to be Issued by the Exercise of Stock Acquisition Rights
   262,000 common shares in the Company

3. Total Number of Stock Acquisition Rights
   2,620 Stock Acquisition Rights

   In the event that total number of exercised rights will not reach to the number of planned Stock Acquisition Rights, the number of exercised rights shall be the total number of the Stock Acquisition Rights.
   It should be noted that the number of shares (hereinafter referred to as "Number of Granted Shares") to be issued by the exercise of each share option shall be 100 shares. In the event that the Company's common shares are split or consolidated, the Number of Granted Shares shall be adjusted by the following formula, and any amount less than one yen resulting from such adjustment shall be rounded down.

   Adjusted number of granted shares=

   Pre-adjusted number of granted shares × (Reverse) Stock Price Ratio

   In addition, in the event of a certain occurrence such as merger or spin-off ("Kaisha Bunkatsu" under the Commercial Code) which necessitates the Company to adjust Number of Granted Shares, Number of Granted Shares shall be adjusted rationally in consideration of the conditions, etc., of such an event.

4. Stock Acquisition Rights Issuing Price and Date
   The Stock Acquisition Rights shall be issued without charge on July 1, 2005.

5. Amount Paid in upon the Exercise of Stock Acquisition Rights

The exercise price shall be determined on July 1, 2005.

The amounts paid in upon the exercise of the Stock Acquisition Rights shall be equal to the amount paid in (hereinafter referred to as "Exercise Price") per share issued or transferred by the exercise of the respective Stock Acquisition Rights multiplied by the Number of Granted Shares.

The Exercise Price shall be equal to the average of each day's closing price of the Company's common shares traded in regular transactions at the Tokyo Stock Exchange (any amount less than 1 yen shall be rounded up) in the previous month of the issuing date (excluding the days on which no transactions were performed), provided that in the event that such amount is less than the closing price of the Stock Acquisition Rights issuing date (or the most recent closing price if there is no transaction on the Stock Acquisition Rights issuing date), the Exercise Price shall be the closing price of the Issuing Date.

6. Adjustment of the Exercise Price

In the event that the Company's common shares are split or consolidated, the Exercise Price shall be adjusted according to the following formula, and any amount less than 1 yen resulting from such adjustment shall be rounded up.

$$\text{Adjusted exercise price} = \text{Pre-adjustment exercise price} \times \frac{1}{\text{(Reverse) Stock split ratio}}$$

Furthermore, regarding the Company's common shares, if the Company is to issue new shares or dispose of its treasury shares at an amount lower than the market price, the Exercise Price shall be adjusted according to the following formula and any amount less than 1 yen resulting from such adjustment shall be rounded up. (Provided, however, that the foregoing shall not apply to the exercise of Stock Acquisition Rights, the conversion of convertible bonds pursuant to the Commercial Code before the enforcement of the Law concerning Partial Amendment to the Commercial Code (Law No. 128/2001), or the exercise of warrants pursuant to Article 280-19 of said law.)

$$\text{Adjusted exercise price} = \text{Pre-adjustment} \times \frac{\text{Number of previously issued shares} + \dfrac{\text{Number of new shares issued} \times \text{Subscription price per share}}{\text{Market price}}}{\text{Number of previously issued shares} + \text{Number of previously issued shares}}$$

In the above formula, "Number of previously issued shares" is the total number of shares issued by the Company excluding treasury stock shares held by the Company. In the event treasury stock shares are disbursed, "Number of new shares issued" and "Subscription price per share" shall be read as "Number of treasury stock shares disposed" and "Disposed price."

In addition, in the event of a certain occurrence such as a merger or spin-off ("Kaisha Bunkatsu") which necessitates the Company to adjust the Exercise Price, the Exercise Price shall be adjusted rationally in consideration of the conditions, etc., of such an event.

7. Exercise Period for Stock Options
   From July 1, 2007 until June 24, 2015.

8. Other Conditions for the Exercise of Stock Options
   The partial exercise of stock options is not permitted.

9. Cancellation of Stock Options
   The Company may at any time acquire and cancel stock options that it acquires.

10. Transfer Restrictions on Stock Options
    The transfer of stock options requires the approval of the Board of Directors.

11. Total Amount of Common Shares to be Issued or Transferred by Exercise of Stock Options
    The amount thereof shall be determined on July 1, 2005.

12. Amount to be Incorporated into Capital out of the Issuance Amount in the event of Issuance of Common Shares by Exercising Stock Options.
    The amount thereof shall be determined on July 1, 2005.

13. Number and Breakdown of those eligible for Stock Acquisition Rights.
    To 11 Board Members, 20 Executive Officers, and 31 designated persons, for a total of 62 persons.

(Note)

1. Date of resolution by the Board of Directors for proposing such agenda to the General Shareholders' Meeting: May 16, 2005

2. Date of resolution by the General Shareholders' Meeting: June 24, 2005